EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Nine
						Months	Months
	Year Ended December 31,					Ended	Ended
	2003	2004	2005	2006	2007	9/30/2008	9/30/2008
EARNINGS
Income Before Income Taxes	$308,003	$238,226	$202,021	$282,865	$195,613	$216,840	$168,118
Fixed Charges (as below)	123,721	110,735	118,365	151,874	178,067	196,181	149,322
Total Earnings	$431,724	$348,961	$320,386	$434,739	$373,680	$413,021	$317,440

FIXED CHARGES
Interest Expense	$115,202	$99,135	$106,301	$129,106	$165,405	$182,291	$138,644
Credit for Allowance for Borrowed Funds Used During Construction	5,319	8,100	8,764	17,668	6,962	8,190	6,403
Estimated Interest Element in Lease Rentals	3,200	3,500	3,300	5,100	5,700	5,700	4,275
Total Fixed Charges	$123,721	$110,735	$118,365	$151,874	$178,067	$196,181	$149,322

Ratio of Earnings to Fixed Charges	3.48	3.15	2.70	2.86	2.09	2.10	2.12